VIDA FLASH ACQUISITIONS

3550 Wilshire, Suite 840

Beverly Hills, California 90010

February 23, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: VIDA FLASH ACQUISITIONS

Request to Withdraw Registration Statement on Form S-1

File No. 333-253272

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), VIDA FLaSH Acquisitions, a Cayman Islands exempted company (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on February 18, 2021.

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Frank Litvack, Chief Executive Officer, VIDA FLaSH Acquisitions, at the above-mentioned address.

Very truly yours,

VIDA FLASH ACQUISITIONS

By:	/s/ Frank Litvack
Name:	Frank Litvack
Title:	Chief Executive Officer